Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 18, 2014, with respect to the consolidated financial statements and schedule of BRE Properties, Inc. and the effectiveness of internal control over financial reporting of BRE Properties, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission and incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of Essex Property Trust, Inc. (Essex) and Essex Portfolio, L.P., for the registration of Essex common stock, preferred stock, depositary shares, warrants and other rights, stock purchase contracts units, debt securities, guarantees of debt securities, and Essex Portfolio, L.P. debt securities.

/s/ Ernst & Young LLP

San Francisco, California

May 9, 2014